FORM 3

OMB APPROVAL
OMB Number:  3235-0104
Expires:  September 30, 1998
Estimated average burden hours per response:  0.5

         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or type Response)

1.   Name and Address of Reporting Person*

     Teleglobe Inc.
     (Last)   (First)   (Middle)

     1000, rue de La Gauchetiere ouest
              (Street)

     Montreal  Quebec    H3B 4X5
     (City)    (State)   (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)
     06/14/98

3.   IRS or Social Security Number of Reporting Person (Voluntary)
     98-0115049

4.   Issuer Name and ticker or Trading Symbol
     Excel Communications, Inc.,; ECI

5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

          Director
     --
          Office (give title below)
     --
     x    10% Owner
     --
          Other (specify below)
     --

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     x    Form filed by One Reporting Person
     --
          Form filed by More than One Reporting Person
     --

TABLE I - Non-Derivative Securities Beneficially Owned

1.   Title of Security
     (Instr. 4)

     Common Stock, $0.001 par value

2.   Amount of Securities Beneficially Owned
     (Instr. 4)

     71,047,933 See Attachment A

3.   Ownership Form:  Direct
     (D)  or Indirect
     (I) (Instr. 5)

     I

4.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

     See Attachment A

Reminder:  Report on a separate line for each class of
securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting          (Over)
person, see Instruction 5(b)(v).                            SEC 1473 (7-96)




FORM 3 (continued)

TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Securities
    (Instr. 4)

    Option to purchase Common Stock

2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable
    See Attachment B

    Expiration Date
    See Attachment B

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4)

    Title
    Common Stock, $0.001 par value

    Amount or Number of Shares
    26,300,000

4.  Conversion or Exercise Price of Derivative Security
    $27.563 per share

5.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 5)

    D

6.  Nature of Indirect Beneficial Ownership
    (Inst. 5)

Explanation of Response:

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

TELEGLOBE INC.

/s/ Andre Bourbonnais          June 24, 1998
--------------------------         Date
Andre Bourbonnais
Vice President, Legal Affairs                        Page 2
and Corporate Secretary                          SEC 1473 (7-96)

                            ATTACHMENT A TO FORM 3

Reporting Person          Date of Event            Issuer Name and Ticker
----------------         -------------            ----------------------
Teleglobe Inc.               6/14/98               Excel Communications, Inc.
1000, rue de La Gauchetiere ouest                           ECI
Montreal, Quebec H3B 4X5
Canada


4.  Nature of Indirect Beneficial Ownership

                 On June 14, 1998, Teleglobe Inc. ("Teleglobe"), Excel Communications, Inc. ("Excel") and North Merger Sub Corporation, a wholly owned subsidiary of Teleglobe ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of Merger Sub with and into Excel (the "Merger"), with Excel being the surviving corporation in the Merger.

                 In connection with the execution and delivery of the Merger Agreement, on June 14, 1998, Teleglobe entered into a Consent and Voting Agreement (the "Voting Agreement") with Troutt Partners, Ltd., the Troutt Family Trust and Austex Enterprises (collectively, the "Consenting Stockholders") whereby the Consenting Stockholders have agreed to vote or act by written consent to approve the Merger and the Merger Agreement with respect to all of the shares of Excel's Common Stock ("Common Stock") beneficially owned by them or over which they have voting power or control. As of the date of the Voting Agreement, the Consenting Stockholders have voting power over or beneficial ownership of 71,047,933, or approximately 53.7%, of the outstanding shares of Common Stock as of June 14, 1998.

                 Pursuant to the Voting Agreement, the Consenting Shareholders severally executed written consents in lieu of a meeting of the stockholders of Excel approving and adopting the Merger Agreement. As a result, subject to certain exceptions, no further vote of the stockholders of Excel will be required for the consummation of the Merger. In addition, the Consenting Stockholders severally agreed that, during the term of the Voting Agreement, if requested by Teleglobe, they would vote their shares of Common Stock in favor of approving the Merger Agreement and the Merger.

                 As is discussed on Attachment B, if the option under the Excel Stock Option Agreement is exercised in full, Teleglobe could be deemed to beneficially own an additional 26,300,000 shares of Common Stock subject to such option, as to which it could be deemed to have sole voting and sole dispositive power.

                            ATTACHMENT B TO FORM 3


Reporting Person          Date of Event            Issuer Name and Ticker
----------------         -------------            ----------------------
Teleglobe Inc.               6/14/98                        Excel
Communications, Inc.                                        ECI
1000, rue de La Gauchetiere ouest
Montreal, Quebec H3B 4X5
Canada

2.  Date Exercisable and Expiration Date

                 As an inducement to Teleglobe to enter into and execute, and to cause Merger Sub to enter into and execute, the Merger Agreement, the Issuer entered into the Excel Stock Option Agreement with Teleglobe, dated as of June 14, 1998 (the "Stock Option Agreement"), whereby the Issuer granted Teleglobe an irrevocable option (the "Option") to purchase from the Issuer under certain circumstances up to 26,300,000 shares of Common Stock at a price of $27.563 per share, payable in cash. The Option may be exercised by Teleglobe in whole or in part only upon termination of the Merger Agreement in circumstances when a termination fee is payable thereunder or in certain circumstances involving a breach of the Merger Agreement. In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or any other change in the corporate or capital structure of the Issuer, the number of shares of the Common Stock that may be purchased pursuant to the Option will be adjusted to restore Teleglobe's economic and other rights arising from the Stock Option Agreement.

                 The Stock Option Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement pursuant to circumstance under which Teleglobe is not entitled to receive the Termination Fee set forth in Section 7.3 of the Merger Agreement,
(iii) the date on which Teleglobe realizes a total profit equal to the Profit Limit set forth in Section 9 of the Stock Option Agreement and (iv) 30 days after the first anniversary of the date on which the Merger Agreement is terminated.

                 The Stock Option Agreement does not permit Teleglobe to acquire any shares of Common Stock pursuant thereto unless and until the conditions to exercise specified therein are satisfied or waived. Accordingly, Teleglobe does not have sole or shared voting or dispositive power with respect to any shares of the Issuer's Common Stock pursuant to the Stock Option Agreement, and Teleglobe disclaims beneficial ownership of the Issuer's Common Stock until such events occur. Assuming for purposes of this Attachment B that such conditions are satisfied and Teleglobe is entitled to exercise the Option and Teleglobe does exercise the Option, Teleglobe would have sole voting power and sole dispositive power with respect to 26,300,000 shares of Common Stock, or approximately 16.6%, of the outstanding Common Stock after giving effect to such exercise.